SILVER STREAM MINING CORP.

9550 South Eastern Avenue

Suite 253, Las Vegas, NV 89123

Tel: (702) 818-1775 Fax: 702-818-1776

February 19, 2014

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:

Tom Kluck, Legal Branch Chief

Re:

Silver Stream Mining Corp. (f/k/a W.S. Industries, Inc.)

Amendment No. 2 to Form 8-K

Filed November 19, 2013

File No. 000-52752

Dear Mr. Kluck:

Thank you for your letter of December 16, 2013 in connection with the above-noted matter. Following are our responses to the comments set out in your letter. The headings and item numbers below correspond to the headings and item numbers in your letter, and our responses are set out in bold. References in this letter to “we”, “us”, “our” or the “Corporation” mean Silver Stream Mining Corp.

Item 2.01 Completion of Acquisition or Disposition of Assets

The Merger

Background to the Merger, page 6

1. We have considered your revisions in response to comments 1 and 2 in our letter dated August 14, 2013. Please revise to better explain the preexisting business relationship referenced in the second full paragraph under this subheading. Please also expand on the board’s consideration of the “proposed capitalization of the merged company” in greater detail. To the extent that such discussions occurred over several board meetings, revise to explain as such and also describe the scope of discussions in each such meeting.

We have amended the disclosure to expand upon the events that transpired leading to the consummation of the merger.

In late 2012 and early 2013, Rio Plata was contemplating a reorganization of the company to the United States. Rio Plata believed such a reorganization would provide greater opportunity to the company for a number of reasons, including increased access to capital, more liquidity and a higher market value. The directors of Rio Plata instructed Robert Bell, our former President and CEO, who was President and CEO of Rio Plata prior to the Merger, to undertake a review of possible methods, terms and the costs of such a reorganization.

As part of his review, in March 2013, Mr. Bell approached James Dempsey, the sole director and officer, majority shareholder and holder of a significant amount of debt in WS Industries at the time, about acquiring his interest in WS Industries for the purposes of effecting a reverse merger of Rio Plata and WS Industries. Mr. Bell and Mr. Dempsey were acquainted with one another through mutual business associates. Mr. Bell and Mr. Dempsey had attempted to conduct business in the past when Mr. Bell had approached Mr. Dempsey about a year earlier about a possible transaction between WS Industries and another company with which Mr. Bell was involved. The transaction did not transpire and Mr. Bell and Mr. Dempsey had not entered into any business transactions prior to sale of Mr. Dempsey’s interest in WS Industries in connection with the Merger as described below.

During March and April 2013, Mr. Bell and Mr. Dempsey discussed the terms of a possible sale of Mr. Dempsey’s interest in WS Industries, as well as terms of a potential reverse merger of Rio Plata and WS Industries. WS Industries had incurred a substantial amount of debt and was insolvent at the time, and Mr. Dempsey desired to dispose of his shares in the company (which represented 85% of the company’s outstanding common stock) and to retire from the company. Mr. Bell desired to acquire control of WS Industries for purposes of the reverse merger subject to a substantial reduction of the company’s indebtedness.  The WS Debt Holders held a significant amount of debt in WS Industries and Mr. Dempsey believed they would willing to negotiate terms of settlement as WS Industries was insolvent.

In mid-April 2013, Mr. Bell discussed his review with the directors of Rio Plata, and recommended a reverse merger with WS Industries, subject to the successful negotiation by him of a substantial reduction in debt with debt holders of WS Industries in connection with the Merger. The directors of Rio Plata instructed Mr. Bell to proceed.

On April 16, 2013, 0847473 B.C. Ltd., a private company controlled by Robert Bell, acquired control of WS Industries from Mr. Dempsey for purposes of effecting the reverse merger, and Mr. Dempsey resigned as a director and officer of WS Industries and Mr. Bell was appointed in his place. Rio Plata could not acquire Mr. Dempsey’s interest directly as Rio Plata was concerned about being required to consolidate the operations of WS Industries into its operations from the date of purchase. In addition, the controlling interest in WS Industries may have been useful for Mr. Bell in the event he was unable to negotiate down the debt of WS industries and the reverse merger did not transpire.

Mr. Bell then began discussions with debt holders of WS Industries about terms of restructuring of their indebtedness. Given that WS Industries was insolvent and had no business prospects, the debt holders were agreeable to settlement of their indebtedness on terms favorable to Rio Plata as there was limited prospect of the return of the funds lent by them to the company in the near future. Pursuant to these discussions, the debt holders agreed to forgive certain debt underlying promissory notes held by them and to sell or convert other debt held by them into shares of common stock of WS Industries in connection with the Merger. See “- WS Debt Restructuring” below.

On April 19, 2013, WS Industries incorporated a wholly-owned subsidiary in Nevada (“WS Merger Corp.”) for purposes of effecting the reverse merger.

On April 22, 2013, the directors of Rio Plata considered, discussed and approved the terms of the Merger and related Merger Agreement as described below.

On April 22, 2013, WS Industries, WS Merger Corp., Rio Plata and the WS Debt Holders entered into the Merger Agreement.

On April 22, 2013, Rio Plata delivered a Notice of Special Meeting and Management Information Circular to its shareholders in connection with the proposed Merger to solicit proxies for approval of the Merger at a special meeting of shareholders to be held on May 13, 2013. Subsequently and prior to the Effective Time of the Merger, certain debt holders of Rio Plata (who were also shareholders) converted their Rio Plata debt into shares of Rio Plata.

The Merger Agreement was approved by WS Industries as the sole shareholder of WS Merger Corp. on April 22, 2013. On May 13, 2013, the shareholders of Rio Plata also approved the Merger at the special meeting of Rio Plata shareholders.

The Merger was effected on May 14, 2013. The consideration to Rio Plata shareholders under the Merger was approximately 1.36 shares of common stock of WS Industries for each common share of Rio Plata. In arriving at the exchange ratio, the parties considered, among other things, the proposed capitalization of the merged company, the trading restrictions on the shares of WS Industries to be issued to Rio Plata shareholders pursuant to the Merger under applicable securities rules, and the anticipated additional costs of compliance with rules of US state and federal regulatory authorities.

In considering the proposed capitalization of the merged company, the parties considered (i) the substantially lower level of indebtedness of WS Industries post-Merger as most debt of WS Industries would be forgiven or converted to common stock, (ii) the amount of Rio Plata debt to be carried post-Merger as a potion of the debt was expected to be converted to Rio Plata shares prior to the Merger for participation in the share exchange, and (iii) the number of shares of WS Industries to be outstanding post-Merger and the relative ownership interests of Rio Plata shareholders in WS Industries post-Merger (all of the shares of WS Industries acquired from Mr. Dempsey would be cancelled under the Merger and the Rio Plata shareholders would own a large majority of the outstanding shares of WS Industries post-Merger (77%), giving them substantial control over the company).

WS Debt Restructuring, page 7

2. We have considered your revisions in response to comment 5 in our letter dated August 14, 2013. Please revise to explain the company’s relationship with each of the named debt holders, consistent with your discussion of Mr. Dempsey and Ms. Davis. Please also explain the purpose of the debt. Also, we note that certain debt was forgiven in connection with the merger transaction. Please explain the inducements, if any, to the shareholder to forgive the notes.

We have amended the disclosure to explain the company’s relationship with each of the debt holders, to clarify the purpose of the debt, and to disclose the inducements relating to the debt forgiveness.

Prior to the Merger, WS Industries had approximately $1,077,725 of indebtedness outstanding which was owed to the WS Debt Holders. The WS Debt Holders consisted of James Dempsey, the former director and officer of WS Industries, his spouse Carolyn Davis, Armor Capital Partners ( a consultant to WS Industries) and certain business associates of Mr. Dempsey (655992 BC Ltd., MDI Small Cap Fund, EH&P Gutenberg Management and Temple Trust). WS Industries was indebted to Mr. Dempsey for management fees and loans, to Carolyn Davis for administrative fees, to Armor Capital Partners for consulting fees and interest, and to the other WS Debt Holders for loans made to the company. WS Industries had had accumulated debt in the form of loans and consulting fees in connection with prior business ventures that had not succeeded.

All of this debt was restructured pursuant to the Merger as described below. Given that WS Industries was insolvent and had no business prospects, the WS Debt Holders were agreeable to settlement of their indebtedness on terms favorable to Rio Plata as there was limited prospect of the return of the funds lent by them to the company in the near future.

On April 1, 2011, WS Industries issued promissory notes in the aggregate amount of approximately $540,964 to settle outstanding indebtedness to certain of the WS Debt Holders (655992 BC Ltd $28,699 for loans, Armor Capital Partners $288,670 for consulting fees and interest, James Dempsey $91,500 for management fees and $26,800 for a bonus due for achieving an OTC listing, Carolyn Davis $63,000 for administrative fees, and MDI Small Cap Fund $42,294 for loans). Payments totaling approximately $31,241 were subsequently made (to James Dempsey

$7,441, and to 655992 BC Ltd. $23,799), leaving approximately $509,723 of indebtedness underlying the promissory notes outstanding immediately prior to the Merger. All of this indebtedness had matured on April 1, 2012 and was being renegotiated by WS Industries. However, all of this indebtedness was forgiven by the note holders in connection with the Merger, including an aggregate of approximately $173,859 held by James Dempsey ($110,859) and his spouse Ms. Davis ($63,000). All of this debt was interest free (other than the note held by Armor Capital which bore interest at 15% per annum) and was convertible into shares of common stock of WS Industries at a rate of $0.01 per share.

In connection with the forgiveness of their indebtedness, the WS Debt Holders were issued shares or options to purchase shares of WS Industries as follows: 655992 BC Ltd and Armor Capital Partners received an aggregate of 50,000 shares of WS Industries; James Dempsey and Carolyn Davis received an aggregate of 50,000 shares of WS Industries; and MDI Small Cap Fund received an option to purchase an aggregate of 50,000 shares of WS Industries exercisable for 180 days from the date of completion of the Merger (which option has expired unexercised). In addition, the WS Debt Holders were given the right to participate for up to an aggregate of 2.5% each in any financings conducted by the merged company within 12 months following the Merger (there have been none).

In addition, accounts payable and accrued liabilities in the aggregate amount of approximately $568,002 owned by the WS Debt Holders (655992 BC Ltd. $48,132 for loans, Armor Capital Partners $314,299 for consulting fees and interest, James Dempsey $57,400 for management fees and $70,110 for loans, Carolyn Davis $43,200 for administrative fees, EH&P Gutenberg Management $25,000 for loans and Temple Trust $9,861 for loans) was sold by the WS Debt Holders and converted by the purchasers into an aggregate of 5,000,000 shares of WS Industries at the effective time of the Merger. These debts were acquired between May 2011 and March 2013. All of the debt was interest free (other than the debt to Armor Capital Partners which bore interest at 15% per annum compounded quarterly), was convertible into shares of common stock of WS Industries at a rate of $0.01 per share and was repayable on demand.

None of the WS Debt Holders holds any of our currently outstanding indebtedness.

Narrative Description of the Business

Asset operation Contract, page 10

3. We note your response to comment 10 in our letter dated August 14, 2013. Please revise to better describe assets construed to be “readily available” minerals mined by Mr. Tovar.

We have amended the Form 8-K/A to discuss that the current property owner has the right to use an older 50 tonne per day processing mill to process any materials that have already been mined prior to the date of the agreement. There are about 500 tons of materials mined previous to the date of the Asset Operation Contract that are stockpiled on the property. Previously mined materials may have been extracted from the Metates property or nearby mines at any time over the previous 130 years and are piled at various places near the old mine workings. These materials are both oxidized mineralization as well as unoxidized mineralization discarded by earlier miners. Once these materials have been processed, the Asset Operation Contract shall be deemed to have terminated and Real de Plata shall have full control over the use and operation of the Assets during the term of the Exploration Contract.

Employees and Consultants, page 14

4. Please revise to disaggregate your discussion of the respective roles for your mining consultants so that shareholders can better appreciate their distinct roles. Please also discuss the specific terms, including compensation, for each arrangement.

We have amended the Form 8-K/A to discuss the distinct roles of our mining consultants, as well as the specific terms of each of their arrangements, as requested.

We have engaged four mining consultants to act as our technical advisory team and advise the Corporation on mining property acquisitions and exploration matters for the Corporation. Three of these consultants are also either directors or officers of the Corporation and the fourth acts as a geologist on our behalf as described below.

Terrence Byberg was appointed a Director, President and Chief Executive Officer of the Corporation in January 2014 in place of Robert Bell and is primarily responsible for directing the course of the business affairs of the Corporation in line with the Corporation’s strategic objectives and policies as set by our directors. Robert Michael Robb was appointed a Director of the Corporation in January 2014 in place of Richard Novis and is primarily responsible, together with the other directors of the Corporation, for determining the Corporation’s strategic objectives and policies and monitoring the progress towards them. James Garber was appointed Vice President of Exploration in November 2013 and is primarily responsible for determining the viability for extractable minerals of potential properties the Corporation wishes to purchase. Douglas Wood acts as our geologist and is primarily responsible for reviewing geological details of properties the Corporation wishes to acquire and setting plans relating to the exploration of our properties.

The Metates Property, Page 17

5. We note your description of your mining concession in this section and request additional clarification in comparison to your disclosure found on page 11. In addition, please disclose the following information for each of your properties:

• The nature your ownership or interest in the property with a description of all interests in your properties, including the terms of all underlying agreements and royalties.

• Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

• The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

We have amended the disclosure describing our mining concessions to clarify our interests in the Metates property as requested. See Item 7 below for further discussion in this regard.

6. We note you refer to an exploration contract as part of your option agreement for your mineral properties. Please identify the filing, exhibit number, and date when you have filed these documents on EDGAR. If you have not previously filed translated copies of your lease agreements, we believe that you would need to file these to comply with Item 601(b) (10) (ii) (B) of Regulation S-K

The option to purchase the concessions at Metates and explore the property are part of the same agreement. A translated copy of the agreement was filed as Exhibit 10.3 with the original Form 8-K filed May 15, 2013 with the SEC.

7. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

• The location and means of access to your property, including the modes of transportation utilized to and from the property.

• Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

• A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

• A description of any work completed on the property and its present condition.

• The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

• A description of equipment, infrastructure, and other facilities.

• The current state of exploration of the property.

• The total costs incurred to date and all planned future costs.

• The source of power and water that can be utilized at the property.

• If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

We note that, further to a review of our technical report dated April 9, 2013 relating to the Metates property, both internally and by the British Columbia Securities Commission, a new technical report dated January 15, 2014 relating to the property was prepared pursuant to NI 43-101 of the Canadian Securities Administrators. The new technical report states that no mineral reserves or resources have been defined at the Metates property that comply with standards set forth in NI 43-101 and we have withdrawn any previous claims that a resource exists on the Metates property. In addition, the new report describes deficiencies in prior work completed at the Metates property (including deficiencies in sampling analysis and quality control of sampling) and recommends a simple exploration program for 2014 consisting of mapping and sampling at a lower budget.

As a result, we have revised our disclosure relating to the Metates property based on the new technical report. In that regard, we have amended the Form 8-K/A to delete disclosure under the “Metates Property” section which was based on the original technical report, and have added disclosure relating to the property based on the new technical report.

We have also disclosed that we have entered into an option agreement under which we can initially earn a 55% undivided interest, and ultimately an 80% undivided interest, in the Solomon Pillars Gold Property located in the Townships of Walters and Leduc in Beardmore, Ontario, Canada. As we have yet to meet the requirements to earn our initial interest in the Solomon Property, this property is not currently material to our operations. However, we plan to make the required payments and incur the required expenditures to earn a material interest in this property going forward.

8. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to

GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

• A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

• A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

• A north arrow.

• An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

• A title of the map or drawing, and the date on which it was drawn.

• In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

We have added maps showing the location and access to the Metates property as requested.

9. In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b) (4) (i) of Industry Guide 7, applicable under the instructions to Item 4 of Form 20-F.

We have included a statement in the first paragraph under “Description of Business of Rio Plata Exploration Corporation – Our Business” which indicates that we have conducted limited exploration work on our properties and none of our properties has been determined to contain any mineral resources or reserves of any kind, and provides a cross reference to the risk factors described in the document.

In addition, we have included statements in the Form 8-K/A where we have described the Metates property and the Solomon property to the effect that each property is in the exploration stage and is currently without a known body of commercial minerals and additional exploration activity is required on the property to determine if there are any commercial amounts of minerals extractable from the property.

Property Description and Location, page 17

10. We note your response to comment 15 in our letter dated April 14, 2013 and will continue to monitor for a copy of the report. Please note that we will not be in a position to declare your filing effective until we have had an opportunity to review such materials.

We have delivered a copy of the new technical report relating to the Metates property to you by courier and by email to Jerard Gibson. Please let us know if you do not receive the document and we will make other arrangements for its delivery to you.

History, page 22

11. We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

We have amended the Form 8-K/A to elaborate on surface contamination matters at the Metates property due to prior mining activities.

Previous mining activities on the Metates property have left a number of adits and shafts on the property. Many of these workings have small waste piles associated with them. As well, there is a sparse network of roads that connects some adits of the Metates mine.

The largest disturbance on the property is a deeply eroded tailings pile that exists just downslope from the old mill on the property. It is unknown when the bulk of these tailings were produced, but a small amount was produced by recent processing that was done at the existing mill. The tailings lie in a steep canyon and are deeply eroded. It is unlikely that any of these tailings were produced during the main period of mining on the property, 1880 – 1910.

The only other notable disturbance on the property is in the camp area, where approximately one-half (1/2) of a hectare has been disturbed to build dormitory, office and cantina facilities. This area appears to have been used for many years.

The only disturbance that appears to present an environmental liability is the ld tailings pile. To date, no governmental agency has identified it as such, but this could happen if advancement of the property proceeds.

Currently, the company has no plans for remediation of the site. Any such plans that would be made in the future would be dependent of the recommendations of SEMARNAT, the Mexican government agency charged with environmental protection.

As no groundwater investigations have been done on the property, it is unknown as to whether or not past activities there have impacted groundwater quality.

Exploration

El Oro mine, page 30

12.  We note you reference grab samples and sample ranges in this and other sections of your filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

• Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

• Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

• Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

• Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

• Eliminate statements containing grade and/or sample-width ranges.

• Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

• Generally, use tables to improve readability of sample and drilling data.

• Soil samples may be disclosed as a weighted average value over an area.

• Refrain from reporting single soil sample values.

• Convert all ppb quantities to ppm quantities for disclosure.

• Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these items.

See Item 7.

We have amended the Form 8-K/A to delete the disclosure relating to sampling and to disclose from the new technical report prepared in January 2014 that a review of the Corporation’s sampling program indicated much of the underground sampling at Metates was poorly planned and poorly carried out.  Areas sampled as chip channels were narrow, shallow and often inappropriately placed across lithologic or vein contacts.  Samples collected in that manner cannot be considered representative of the mineralization present, and certainly cannot be used in any resource calculations.

13. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

See Item 7.

We have amended the Form 8-K/A to disclose from the new technical report prepared in January 2014 that there is no available quality control data from the sampling programs carried out by the Corporation in the Metates project area. Although our prior 2013 technical report states that quality control measures were taken, no data to support that claim has yet been presented.

Testing Program Recovery, page 37

14. We note your description that the 2008-2011 period of property development that there was no known mineral resource or reserve estimates available for the Metates mine property. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7

We have removed all references in the Form 8-K/A to the terms “develop”, “development” and “production” as requested.

15. Under SEC Industry Guide 7, the terms ores, ore grade or ore body are treated the same as the term reserve. Since not all deposits are necessarily reserves, please remove the term ore from your filings, replacing it as necessary with the word mineralization or other appropriate terms.

We have removed all references in the Form 8-K/A to the term “ore” as requested.

Recommendations, page 38

16. We have considered your response to comment 16 in our letter dated August 14, 2013. In light of your current state of operations, please update the tabular disclosure for the 1st month of operations to better reflect the actions you actually plan to undertake given your limited resources. We may have further comment.

See Item 7.

We have deleted this section of the Form 8-K/A and, based on the new technical report relating to our Metates property prepared in January 2014, have set out a simple mapping and sampling program for 2014 at a budget of $80,000.

Risk Factors, page 47

17. Add a risk factor that addresses that fact that the probability of an individual prospect ever having “reserves” that meet the requirements of Industry Guide 7 is extremely remote, in all probability the properties do not contain any reserves, and any funds spent on exploration will probably be lost.

We have amended the Form 8-K/A to add additional risk factors, including as follows:

We have added a risk factor to the effect that we are in the initial stage of exploration of our Metates Property, and thus have no way to evaluate the likelihood that we will be successful in establishing commercially exploitable reserves of valuable minerals on the property. The search for valuable minerals as a business is extremely risky and the probability of finding reserves of minerals is extremely remote. In all probability the property does not contain any reserves. We may not find commercially exploitable reserves of silver or other valuable minerals at our Metates Property and the expenditures to be made by us on our exploration program may not result in the discovery of commercial quantities of minerals and may be lost.

We have added a risk factor to the effect that, because we are small and do not have much capital, we must limit our exploration activity. As such we may not be able to complete an exploration program that is as thorough as we would like. Consequently, an existing mineral body may go undiscovered. Without a mineral body, we cannot generate revenues and you will lose your investment.

We have added a risk factor to the effect that hazards incident to the operation of mining properties, and unforeseen conditions may be encountered by us if we participate in our exploration activities.  Further, on occasion, substantial liabilities to third parties or governmental entities may be incurred. We could be subject to liability for pollution and other damages or hazards which cannot be insured against or which have not been insured against due to prohibitive premium costs or for other reasons. We currently do not maintain any insurance for environmental damages. Governmental regulations relating to environmental matters could also increase the cost of doing business or require alteration or cessation of operations in certain areas.

We have also added a risk factor to the effect that our operations are currently conducted in Mexico and in an area where Mexican drug cartels operate. As such, our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, expropriation; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; local drug gang activities; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

18. Please disclose whether any your officers and directors have visited your mining concessions and if so, when and for how long. If they have not visited your mineral property, please add related risk factor disclosure.

Mr. Byberg and Mr. Robb visited the Metates property site in June 2013 for three days.  Nonetheless, we have added a risk factor to the effect that our directors and officers reside in the United States or Canada and are not able to control events at the Metates Property on a daily basis, including illegal mining, poaching of materials or damage inflicted on the property, which could have a materially adverse effect on our operations.

19. We note your response to comments 19 in our letter dated August 14, 2013 that your CFO works with your independent auditors in preparing your financial disclosure. We also note that the accountant and bookkeeper you have retained to prepare your financial statements worked with your external auditors on the preparation of the financial statements of WS Industries prior to the merger. Please explain to us in detail the nature of your independent auditors’ involvement in the preparation of your financial statements and financial disclosures and how you considered Rule 2-01(b) and (c)(4) of Regulation S-X.

As indicated in our letter dated November 18, 2013, the accountant reviews the reconciliations, variance reporting, consolidation and financial statements prepared by the bookkeeper for accuracy and completeness, necessary updates to disclosure items based on material events and relays any missing or incomplete information on to the CFO.

The CFO reviews the reconciliations, variance reporting, consolidation and financial statements and works with the accountant to finalize draft financial statements for review by the independent auditor. These draft statements are then delivered to the independent auditor for review.

The independent auditor reviews the financial statements for compliance with US GAAP and provides comments on the statements, requests documentation to support any disclosures if necessary and advises the CFO and accountant with respect to US GAAP disclosure requirements where required. The CFO and accountant then make any necessary revisions to the statements and deliver them to the independent auditor, or explain the reasons behind certain disclosures and provide supporting documentation to the independent auditor. When all matters of concern are addressed to the satisfaction of the independent auditor, the auditor provides its consent to the filing of the financial statements with the SEC. In this manner, the accountant and CFO work with the independent auditor in the preparation of our financial statements.

The auditor does not provide any of the services contemplated by Rule 2-01 (c)(4) of Regulation S-X to the Corporation and there are no other relationships between the accountant and CFO and the auditor that would affect the auditor’s independence in relation to the Corporation.

20. Please tell us what relevant ongoing training the accountant and your CFO have had relating to U.S. GAAP.

The accountant has a bachelor’s degree in accounting, an MBA in finance, a Certified Management Accountant designation and over 12 years experience in accounting. For approximately the four years prior to the merger, he worked on the preparation of our US GAAP financial statements and has been working on the preparation of our financial statements since the merger. Having said this, we recently hired a new accountant, Erik Panke, with significant US GAAP experience to work with our accountant and bookkeeper to prepare our financial statements in the future.

Erik Panke worked for over 20 years (1986 to 2008) with the Washington Group International Inc., an Idaho company providing integrated engineering, construction, and management services, as an accountant and Senior Manager of Business working with auditing firms Price Waterhouse and Deloitte & Touche. In his role, Mr. Panke was focused on project accounting, such as revenue recognition, cost recognition, asset depreciation and accruals, in accordance with US GAAP. From 2008 to 2010, Mr. Panke worked for United Mine Services as CFO and Controller and was involved with revenue and cost recognition, inventory control, goodwill accounting, asset valuation and depreciation, accounting for business combinations, reverse mergers and mineral properties, under US GAAP. In 2010, a Canadian company acquired United Mine Services in a reverse takeover and Mr. Panke was responsible for all the accounting for that transaction which required him to work in compliance with both Canadian and U.S. GAAP. In 2011, the Canadian parent transitioned from Canadian GAAP to International Financial Reporting Standards and Mr. Panke was responsible all the accounting in connection with that transition. In 2012, Mr. Panke became the CFO and Controller for Idaho North Resources Corporation, a start-up mining company with property leases in Nevada, where he prepares its financial statements under US GAAP. The company became fully reporting and went public in 2013, and Mr. Panke was responsible for all the financial work involved with the S-1 Registration Statement.

As a Canadian Certified Management Accountant with over 20 years’ experience, our CFO is very familiar with Canadian GAAP and IFRS, and moderately familiar with the differences between Canadian GAAP and IFRS and US GAAP.  He has enrolled in a course on May 6, 2014 “US GAAP for Canadian Filers” to further his knowledge. Having said this, we are actively searching for an experienced mining CFO with several years of US GAAP and OTC experience to replace our current CFO.

21. With respect to your CFO, please tell us about his experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

While our CFO has no direct experience with preparing or auditing statements under US GAAP, he is a Canadian Certified Management Accountant with over 20 years’ experience and is very familiar with Canadian GAAP and IFRS, and moderately familiar with the differences between Canadian GAAP and IFRS and US GAAP.  He has enrolled in a course on May 6, 2014 “US GAAP for Canadian Filers” to further his knowledge.  Having said this, the Company is also actively searching for an experienced mining CFO with several years of US GAAP and OTC experience to replace our current CFO.

22. We note your response to comments 21 in our letter dated August 14, 2013. We note that you have retained individuals who are not your employees to prepare your financial statements. Please tell us the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

In connection with the preparation of our financial statements for the most recent fiscal year end, we paid our bookkeeper an aggregate of CDN$3,520 and our accountant an aggregate of CDN$6,000.

Exhibit 99.1 Consolidated Financial Statements of Rio Plata Exploration Corporation

Consolidated Balance Sheets

23. We note your response to comments 30 in our letter dated August 14, 2013. As previously requested, please revise to disclose, the nature of “Taxes receivable, net”, how they originated and the basis for recording this receivable. Also, revise to disclose the age of the IVA taxes receivable from the government of Mexico and how you determined this amount is collectible.

The receivable originated from IVA (Mexico VAT) paid on exploration costs.  It is standard practice for mineral exploration companies to record this receivable due to it being refundable; therefore, the Corporation recorded it as a receivable.

The age on the IVA is approximately 45% from 2013, 45% from 2012, and 10% prior to 2012. The Corporation expected to collect the IVA receivable at year end and through September 30, 2013. However, due to continued administrative issues with the State of Sinaloa, the VAT has still not been received to date and management will impair the receivable as at December 31, 2013.  The Corporation has also hired an IVA specialist to recover the IVA.

Consolidated Statements of Stockholders’ Deficit

24. We note your response to comment 31 in our letter dated August 14, 2013. Please revise your financial statements to reflect the adoption of ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”) which was effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011 with full retrospective application required. This new guidance requires the components of net income and other comprehensive income to be either presented in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. This new guidance eliminates the current option to report other comprehensive income and its components in the statement of shareholders’ equity.

The consolidated statements of operations of Rio Plata for the years ended March 31, 2013 and 2012 have been amended to reflect the adoption of ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”).

Note 2. Summary of Significant Accounting Policies

Mineral Properties

25. We note your response to comments 32 in our letter dated August 14, 2013. Please explain to us with sufficient specificity how you considered the guidance in ASC 930-360-35 as it relates to estimating future cash flows (both undiscounted and discounted) used for determining whether your mineral rights are impaired.

The Corporation has no proven and probable reserves and will impair its mineral property acquisition costs at December 31, 2013.

Exhibit 99.2 Pro Forma Financial Statements

26. We note your response to comments 35 in our letter dated August 14, 2013. Please explain to us why you have included pro forma statement of operations for the year ended March 31, 2012 (Exhibit 99.2), and why you have retained the presentation for the periods December 31, 2012, February 28, 2013 and August 31, 2012 (Exhibit 99.3). Tell us how your presentation complies with Rule 8-05 of Regulation S-X which requires that pro forma statement of operations be filed only for the latest fiscal year and subsequent interim period. See Article 11-02(c)(2)(i) of Regulation S-X for reference.

We have amended the pro forma financial statements to remove the statement of operations for the fiscal year ended March 31, 2012 to comply with Regulation S-X 210.11-02(c)(2)(i). The pro forma statements for the periods ended December 31, 2012, February 28, 2013 and August 31, 2012 (Exhibit 99.3) have also been excluded from this filing.

Note 1. Basis of Presentation

27. We note your response to comments 37 in our letter dated August 14, 2013. Please revise to clarify that, if true, the pro forma statement of operation reflects the merger and other relevant events as if these transactions occurred at the beginning of the fiscal year presented. See Article 11 of Regulation S-X for reference.

Note 1 has been amended as requested.

Note 3. Pro-forma Adjustments

28. We note your adjustment (c) for sale of common stock subsequent to March 31, 2013 and adjustment (f) for anticipated conversion of matured loans, advances and accrued interest. Please tell us how you determined that these events are directly attributable to the merger and, with respect to adjustment (f), factually supportable. See Article 11 of Regulation S-X for reference.

We determined that the conversion of the loans were directly attributable to the merger based on advice from the management of Rio Plata. The loans were initially to have been converted under an Initial Public Offering (“IPO”) proposed by Rio Plata. However, the Corporation ultimately did not pursue the IPO. Instead, the Corporation pursued the merger, and Rio Plata’s management reached an agreement with the loan holders that they would be able to convert their loans prior to the closing of the merger.

We believed that the adjustment was factually supportable as at the time we addressed the SEC letter dated August 14, 2013 in November 2013, the loans had already been converted.

29. Notwithstanding the above, please tell us how adjustment (f) for $1,828,000 is reflected in the stockholders’ deficit section of the pro forma balance sheet.

The amount has been reflected in the increase in common stock of $1,600 (denoted as (f)) and as a net adjustment in adjustment (b).

The company acknowledges that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing to be in order, however, if there are any questions or comments, please contact the undersigned by email at terrybyberg@sympatico.ca or by telephone at (905) 892 1842.

Yours truly,

SILVER STREAM MINING CORP.

Per:

/s/ Terrence Byberg

Terrence Byberg
Chief Executive Officer